Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

UMB Financial Corporation and Subsidiaries:

We consent to the incorporation by reference in the registration statements (Nos. 333-210616, 333-210617 on Form S-3 and Nos. 333-65807, 333-102044, 333-125067, 333-161398, 333-181111, and 333-188100 on Form S-8) of UMB Financial Corporation and Subsidiaries (the Company) of our reports dated February 23, 2017 with respect to the consolidated balance sheets of the Company as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Kansas City, Missouri

February 23, 2017